Actinium Pharmaceuticals, Inc.
501 5th Avenue, 3rd Floor
New York, NY 10017

September 30, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C 20549

Re:	Actinium Pharmaceuticals, Inc. Application for Withdrawal Pursuant to Rule 477 Registration Statement on Form S-1 (SEC File No. 333-187313)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Actinium Pharmaceuticals, Inc. (the "Registrant") hereby respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrants' Registration Statement on Form S-1 (File No. 333-187313), filed with the Commission on March 15, 2013, as amended by Amendment No. 1, filed with the Commission on August 22, 2013, and all exhibits filed thereto (the "Registration Statement"). The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement in order to complete the physical share exchange with the shareholders of Actinium Corporation, that commenced on December 28, 2012 (the “Share Exchange”).   As of September 24, 2013, the Registrant has acquired a total of 59,047,916, or approximately 93.7%, of the issued and outstanding equity securities of Actinium Corporation. Upon the physical completion of the Share Exchange the Registrant intends to immediately file a new registration statement substantially in the form of the Registration Statement.  The Registration Statement has not been declared effective, and the Registrant confirms that no shares of Common Stock have been or will be issued or sold pursuant to the Registration Statement. The Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

The Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Registrant's account for future use.

Sincerely,

/s/ Kaushik J. Dave
Kaushik J. Dave
President and Chief Executive Officer